

Mailstop 3233

March 17, 2016

<u>Via E-mail</u>
Harold Hofer
Chief Executive Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re:** **Rich Uncles NNN REIT, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed January 27, 2016**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed February 29, 2016**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

General

1.   We note your response to comment 4 of our letter. We continue to consider whether your repurchase program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

2.   We note your response to comment 10 of our letter, and we reissue the comment. Please provide us supplementally with a tabular template for your calculation of future NAV disclosure, rather than a tabular summary of the steps you expect to follow in arriving at such calculation.

Compensation, page 44

3.   We note you will reimburse your sponsor for organizational and offering expenses. Please revise to quantify in this section, or elsewhere as appropriate, your organizational and offering expenses to date.

Valuation Policies, page 47

4.   We note your response to comment 6 of our letter and your revised disclosure. Please consider revising your disclosure to provide an example detailing how the subordinated participation in distributions will be calculated, as you did in your response dated January 11, 2016 to our letter dated December 15, 2015.

Calculation of Subordinated Participation in Distributions, page 50

5.   We note your disclosure, in this section and elsewhere, stating "The advisor will not be entitled to receive the subordinated participation in distributions unless there is (i) an increase in NAV per share, or (ii) distributions in excess of an annual 6.5% cumulative, non-compounded return, or (iii) both (i) and (ii)." We further note your disclosure in the same section, stating "However, even if there is an increase in the NAV per share, the advisor will not be entitled to receive the subordinated participation in distributions unless the stockholders have received distributions in an amount at least equal to the an annual [sic] 6.5% cumulative, non-compounded return." Please revise to reconcile these statements and clarify the circumstances under which the advisor will be entitled to receive the subordinated participation in distributions.

Appendix C – Prior Performance

6.   We note your response to comment 3 of our letter. We further note that you have included summary prior performance disclosure in Appendix C. Please revise to move this disclosure into the base prospectus, or advise us why you believe it is appropriate to include it in an appendix. Additionally, please revise to include in the summary all disclosures required by Section 8.A.1 of Industry Guide 5, including the number of properties purchased and location by region, the aggregate dollar amount of property purchased, the percentage (based on purchase prices) of properties that are commercial (broken out by shopping centers, office buildings and others) and residential, and the percentage (based on purchase prices) of new, used or construction properties.

7.   Please move Table VI – Acquisitions of Properties by Program, into the same section as the other tables provided pursuant to Industry Guide 5 or advise.

Division of Trading and Markets

8.   We note your response to comment 14 of our letter, and we continue to consider your supplemental responses regarding compensation paid to your officers and affiliates.

      You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Senior Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to comments set forth under the heading "Division of Trading and Markets," please contact Brice D. Prince in the Division of Trading and Markets at 202-551-5595. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

              Sincerely,

              /s/ Jennifer Gowetski

              Jennifer Gowetski
              Special Counsel
              Office of Real Estate and
              Commodities

cc: Lee Polson, Partner
       Strasburger & Price, LLP